UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 50694 / November 18, 2004

ADMINISTRATIVE PROCEEDING
File No. 3-11512

In the Matter of	:
	:
WICHITA DEVELOPMENT CORP.	:
	:

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed with respect to Wichita Development Corp. and the Commission has not chosen to review the decision as to it on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(e) of Commission's Rules of Practice, that the initial decision of the administrative law judge[*] has become the final decision of the Commission with respect to Wichita Development Corp. The order contained in that decision revoking the registration of all securities of Wichita Development Corp. is hereby declared effective.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Jonathan G. Katz
Secretary

Endnotes

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[*] *Cybergate, Inc., et al.*, Initial Decision Rel. No. 264 (Oct. 12, 2004), ___ SEC Docket___.

INITIAL DECISION RELEASE NO. 264
ADMINISTRATIVE PROCEEDING
FILE NO. 3-11512

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

_____

In the Matter of	:	
	:	
CYBERGATE, INC.,	:	
CYBER TENNIS, INC.,	:	
CYBERWHOLESALE, INC.,	:	
CATHAYONE, INC.,	:	
eLOCITY NETWORKS, INC.,	:	
GOLDEN OPPORTUNITY	:	
DEVELOPMENT CORP.,	:	INITIAL DECISION
J. A. B. INT'L, INC.,	:	October 12, 2004
MAXX INT'L, INC.,	:	
OASIS RESORTS INT'L, INC.,	:	
ROLLERBALL INT'L, INC.,	:	
U.S. HOMES & PROPERTIES, INC.,	:	
WICHITA DEVELOPMENT CORP.,	:	
YOUTHLINE USA, INC.,	:	
and ATC II, INC.	:	

_____

APPEARANCES: Michael K. Lowman and Neil J. Welch for the Division of Enforcement,
United States Securities and Exchange Commission

Edward T. Wells for Wichita Development Corp.

BEFORE: Lillian A. McEwen, Administrative Law Judge

SUMMARY

Respondent Wichita Development Corp. (Wichita) repeatedly failed to file annual and quarterly reports while its securities were registered with the Securities and Exchange Commission (Commission) in violation of the periodic reporting requirements of Section 13(a) of the Securities Exchange Act of 1934 (Exchange Act) and Rules 13a-1 and 13a-13 thereunder. This Initial Decision revokes the registration of Wichita's securities.

PROCEDURAL HISTORY

The Commission initiated this proceeding on June 8, 2004, pursuant to Section 12(j) of the Exchange Act, with an Order Instituting Proceedings (OIP). Wichita filed an Answer, dated June 25, 2004.[1] I held a one-day public hearing in Salt Lake City, Utah, on September 7, 2004. The Division of Enforcement (Division) called two witnesses, and one witness testified on behalf of Wichita. Nine exhibits from the Division and three exhibits from Wichita were admitted into evidence. The Division and Wichita filed posthearing briefs and proposed findings of fact and conclusions of law on September 17 and September 27, 2004, respectively. The Division filed its reply brief on September 28, 2004.[2] I have taken official notice of relevant company filings, pursuant to Rule 323 of the Commission's Rules of Practice, 17 C.F.R. § 201.323, as they are publicly available over the Commission's Electronic Data Gathering, Analysis, and Retrieval System.

ISSUES PRESENTED

The OIP alleges that Wichita's securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act and the Securities Act of 1933 (Securities Act). The OIP charges that, since registering its securities, Wichita has failed to comply with the reporting requirements of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, by failing to file required periodic reports for several periods. If I conclude that the allegations are true, I must then determine, pursuant to Section 12(j) of the Exchange Act, what remedial sanction, if any, is appropriate.

FINDINGS OF FACT

The findings and conclusions herein are based on the entire record. I applied preponderance of the evidence as the standard of proof. Steadman v. SEC, 450 U.S. 91, 102 (1981). All arguments and proposed findings and conclusions inconsistent with this Initial Decision were considered and rejected.

Wichita and Edward T. Wells

Wichita, formerly known as Cyberbotanical, Inc., is a Nevada corporation headquartered in Salt Lake City, Utah, engaging in the business of real estate investment. (Tr. 49, 66, 108; Div. Exs. 2-4; 6; Resp. Exs. 1-2.) Diversified Financial Resources Corporation (Diversified) is the parent

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[1] Wichita is the only remaining Respondent in this matter. The thirteen others either settled with the Commission or were found in default and had the proceedings determined against them. See Cybergate, Inc., Exchange Act Release Nos. 50127, 50232, 50260, 50261, 50264, 50265, 50266, 50396 (July-Sept. 2004).

[2] Citations to Wichita's Answer are noted as "(Answer __.)." Citations to the transcript of the hearing are noted as "(Tr. __.)." Citations to the Division's and Wichita's exhibits are noted as "(Div. Ex. __.)," and "(Resp. Ex. __.)," respectively. Citations to the Division's and Wichita's posthearing briefs are noted as "(Div. Brief __.)," and "(Resp. Brief __.)," respectively.

company of Wichita, owning eighty-three percent of its outstanding shares. (Tr. 79, 84, 130; Diversified's Form 10-QSB, filed August 26, 2004 (official notice).)

Wichita registered equity securities with the Commission pursuant to Section 12(g) of the Exchange Act on February 8, 2000. (Tr. 60; Div. Ex. 2.) It also registered equity securities with the Commission pursuant to the Securities Act on November 22, 2000. (Div. Ex. 3.) In January 2002, Wichita's stock was assigned the trading symbol "WHDV", and Wichita announced that it was being traded on the pink sheets. (Answer at 3; Tr. 71-73; Div. Ex. 7.)

Edward T. Wells (Wells) has served as the president, chief executive officer, and a director of Wichita since October 2001. (Tr. 47-49, 64-65; Div. Ex. 4 at 15, 17; Wichita's Form 8-K, filed October 19, 2001 (official notice).) Wells, an attorney licensed to practice law in Utah with a law office in Murray, Utah, sometimes advises clients on federal securities laws issues. (Tr. 47-51.) He has reviewed Commission filings and provided opinion letters that were included in registration statements. (Tr. 49-51.)

The Utah Bar disbarred Wells from practicing law on March 1, 1997, for misappropriating or failing to account for funds of thirty-five clients between February 1994 and August 1996 when he charged his clients for airline tickets that he had obtained free of charge using frequent flier miles. (Tr. 88-90.) Wells was also ordered to repay $29,000 to his former clients. (Tr. 89-90.) In 2001, Wells was allowed to retake the Utah bar exam, and was readmitted in Utah about the same time he became an officer and director of Wichita, which has never disclosed Wells's disbarment in its periodic filings. (Tr. 89-91.)

Wells was the sole person responsible for ensuring that Wichita filed its periodic reports. (Tr. 64-65.) No filings could be made without his authorization. (Tr. 65.) At all relevant times, Wells was aware that a company that has its securities registered with the Commission is obligated to file an annual report within ninety days of the end of its fiscal year. (Tr. 51.) He was also aware that such a company is obligated to file three quarterly reports within forty-five days of the end of each quarter preceding the annual report. (Tr. 51.)

Prior to September 2, 2004, Wichita had a default status with the Nevada Secretary of State, because it failed to file its annual report identifying the company's officers, directors, and registered agent, and failed to pay required fees. (Tr. 66-67; Div. Ex. 6.) Wells learned of Wichita's default status from reading and responding to the OIP. (Tr. 67-70.) He restored Wichita's status with the Nevada Secretary of State shortly before the hearing in this matter. (Tr. 69-70; Resp. Ex. 1.)

Periodic Reporting

Wichita is delinquent in its required periodic filings, having failed to file a periodic report since the quarter ending September 30, 2002. (Answer at 2; Tr. 52, 60-64, 104-05; Div. Exs. 1 at 6; 4; 5; 9.) Wichita failed to file its annual report on Form 10-KSB for its fiscal years ending December 31, 2002, and December 31, 2003. (Answer at 2; Tr. 52, 60-62, 104-05; Div. Exs. 1 at 6; 5.) It also failed to file quarterly reports on Form 10-QSB for the periods ending March 31, June 30, and September 30, 2003. (Answer at 2; Tr. 52, 60-62, 104-05; Div. Exs. 1 at 6; 9.) Additionally,

Wichita has failed to file its Form 10-QSB for the quarters ending March 31 and June 30, 2004. (Tr. 128-29.)

On June 8, 2004, the Commission issued an Order suspending trading of Wichita's securities for ten business days. (Tr. 73-75; Div. Ex. 8.) The Commission's Order was based on its determination that there was a lack of current and accurate information about Wichita's securities, because Wichita was delinquent in its periodic filing obligations, having failed to file a periodic report since the quarter ending September 30, 2002. (Tr. 73-75; Div. Ex. 8.)

Since its most recent periodic filing, Wichita lost its primary asset, an office building located in Wichita, Kansas, through foreclosure. (Tr. 58-60, 108-09.) Although this building represented approximately ninety percent of Wichita's total assets, Wichita did not file a Form 8-K as a result of this development. (Tr. 60.) Wichita presently owns interests in two properties: an office building, with one tenant, located in Salt Lake City; and four condominium units, two of which are occupied, in an apartment building located in Ogden, Utah. (Tr. 109.)

Wichita's financial inability to hire auditors to audit or review its financial statements led to its failure to file periodic reports. (Tr. 55-57, 110, 113-15.) The company's financial difficulties resulted primarily from the loss of its Wichita office building, and the company has operated at a net loss since April 2002. (Tr. 57-58, 110; Div. Ex. 4.) In Wichita's most recent periodic report, it reported a net loss of roughly $62,000 for the nine months ending September 30, 2002. (Div. Ex. 4.)

Wells knew that Wichita was in violation of Section 13(a) of the Exchange Act and the rules thereunder, and that the company could not afford to pay auditors to perform the work necessary in order to make the required filings. (Tr. 60-62, 64-66, 105, 113-15.) He also knew that the Commission was aware of Wichita's delinquency, having received a letter notifying the company of such from the Commission's Division of Corporation Finance several weeks before this proceeding was instituted. (Tr. 62.) In addition, Wells knew that the company could file a Form 15, voluntarily deregistering its securities. (Tr. 65-66, 113-15.) Wells decided that it would be cheaper for Wichita to remain delinquent in its filing obligations than to voluntarily deregister its securities and then re-register them. (Tr. 65-66, 113-15.)

Compliance Efforts

Wichita represented that the company is taking affirmative steps to cure its delinquent filings. (Answer at 2-4; Tr. 75.) In particular, Wichita represented that it had retained the firm of Tanner + Co. (Tanner) to audit and prepare the necessary financial statements for its reports. (Answer at 2-3; Tr. 52-54.) Although Wichita knew it was delinquent in its filing obligations, it did not retain Tanner until June 10, 2004, two days after this proceeding was instituted. (Answer at A-1; Tr. 62-63, 122-23.) Wichita also represented that it expected its financial statements would be prepared within sixty to ninety days from the date of its Answer. (Answer at 3; Tr. 52-54.) Wells reaffirmed these representations on August 5, 2004. (Tr. 53.) On that same date, however, Wichita received a letter from Tanner, advising Wichita that it was resigning from auditing Wichita's financial statements, effective immediately. (Tr. 53-54; Resp. Ex. 2 at 2.) Wells is unaware of whether Tanner returned the retainer paid by Wichita. (Tr. 63-64.) Wichita's financial statements were not prepared within the ninety days.

Following Tanner's resignation, Wichita retained another firm to audit its financial statements, effective September 2, 2004. (Tr. 54; Resp. Exs. 2-3.) According to Wells, the new auditors have assured him that they will be able to complete the audits for the delinquent annual reports by mid-October 2004. (Tr. 54.) This assurance is not contained in the audit engagement letter, and the new auditors did not testify at the hearing or submit an affidavit affirming this representation. (Resp. Ex. 3.) Wells did not know whether the new auditors had begun work as of the date of the hearing. (Tr. 126-27.)

Wells admitted that Diversified paid the new auditors a retainer from its own assets, since Wichita does not have sufficient assets to make such a payment. (Tr. 77-78, 87.) Despite knowledge of this proceeding, no one from Diversified attended the hearing. (Tr. 124.) In its most recent Form 10-QSB, Diversified reported a net loss of more than $3 million for the six months ending June 30, 2004. (Tr. 85-87; Diversified's Form 10-QSB, filed August 26, 2004 (official notice).) It also reported that there is a question as to whether the company can continue to operate as a going concern. (Tr. 121-22; Diversified's Form 10-QSB, filed August 26, 2004 (official notice).)

CONCLUSIONS OF LAW

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file periodic and other reports with the Commission. Exchange Act Rules 13a-1 and 13a-13 require issuers to submit annual and quarterly reports, respectively. No showing of scienter is necessary to establish a violation of Section 13(a) or the rules thereunder. SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978).

Periodic reports help ensure that the investing public receives current, accurate information concerning the operation and financial condition of the company. SEC v. Kalvex, Inc., 425 F. Supp. 310, 315-16 (S.D.N.Y. 1975). As stated in SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history):

> The reporting requirements of the [Exchange Act] is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are relatively unknown and insubstantial.

Wichita has failed to file required annual reports for its fiscal years ending December 31, 2002, and 2003. It has also failed to file required quarterly reports for the periods ending March 31, June 30, and September 30, 2003. Accordingly, Wichita violated Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. As a result of its violations, the investing public was deprived of current, accurate information on Wichita.

SANCTIONS

Because I have concluded that Wichita violated Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, the only remaining issue is the appropriate sanction. Section 12(j) of the Exchange Act authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration of a security for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder. The Division argues that revocation of the registration of Wichita's securities is appropriate. (Div. Brief at 19.) Wichita, on the other hand, requests a suspension of the registration of its securities. (Tr. 106-07, 157; Resp. Brief at 8.)

In determining whether a sanction is appropriate under Section 12(j) of the Exchange Act, the public interest factors identified in Steadman v. SEC are instructive. 603 F.2d 1126, 1140 (5th Cir. 1979), aff'd on other grounds, 450 U.S. 91 (1981); see also WSF Corp., 77 SEC Docket 1831, 1836-37 (May 8, 2002) (12(j) case applying Steadman). The relevant factors under Steadman are: (1) the egregiousness of the respondent's actions; (2) the isolated or recurrent nature of the infraction; (3) the degree of scienter involved; (4) the sincerity of the respondent's assurances against future violations; (5) the respondent's recognition of the wrongful nature of its conduct; and (6) the likelihood of future violations. 603 F.2d at 1140. No one factor controls. See SEC v. Fehn, 97 F.3d 1276, 1295-96 (9th Cir. 1996).

The severity of a sanction depends on the facts of each case and the value of the sanction in preventing a recurrence. See Berko v. SEC, 316 F.2d 137, 141-43 (2d Cir. 1963). Consideration of hardship and equitable factors may also be appropriate, but the public's interest in preventing future violations is paramount. SEC v. Manor Nursing Centers, Inc., 458 F.2d 1082, 1102 (2d Cir. 1972).

Wichita's violations were egregious, recurrent, and evidenced a high degree of scienter. It has failed to file two audited annual reports and five quarterly reports over a period of almost two years. Wells is an attorney who practices securities law and is the sole person responsible for ensuring that Wichita files its periodic reports. He knew that Wichita was delinquent in its filing obligations and that the company did not have the necessary funds to bring itself into compliance. Faced with causing Wichita to deregister its securities voluntarily or remaining delinquent in its periodic filings, he found it cheaper to fail to file the required reports. During this period of noncompliance, Wichita lost its primary asset through foreclosure without disclosing the loss to the investing public. In addition, Wichita failed to retain auditors until two days after this proceeding was instituted, despite having received earlier warnings from the Commission.

Wichita has represented that it is taking affirmative steps to bring itself into compliance with its reporting obligations, but the evidence establishes that its violations are likely to continue. Wichita admittedly lacks the financial resources to pay its own auditors, but the parent company on which it relies for funding is also in poor financial condition. Without funding from its parent, Wichita would be unable to become current in its periodic reporting obligations. No one from Diversified or Wichita's auditing firm attended the hearing or submitted affidavits to offer assurances that Wichita would, in fact, become current. Moreover, since this proceeding was instituted, Wichita has been unable to fulfill its promise to correct its noncompliance.

Finally, Wichita requests a suspension period in lieu of revocation. If Wichita fails to bring itself into compliance by the conclusion of the suspension period, however, the Commission would be required to initiate a new administrative proceeding to revoke the registration of Wichita's securities. The evidence convinces me that Wichita cannot readily remedy its reporting violations, and they will likely recur in the future. Accordingly, I conclude that a suspension will not adequately protect the investing public.

Wichita's failure to file required periodic reports has deprived the investing public of current, reliable information regarding Wichita's operations and financial condition. Viewing the Steadman factors in their entirety, I conclude that the appropriate sanction for the protection of investors is revocation of the registration of Wichita's securities.

CERTIFICATION OF RECORD

Pursuant to Rule 351(b) of the Commission's Rules of Practice, 17 C.F.R. § 201.351(b), I hereby certify that the record includes the items set forth in the corrected record index issued by the Secretary of the Commission on October 5, 2004.

ORDER

Based on the findings and conclusions set forth above:

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of all securities of Wichita Development Corp. is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Lillian A. McEwen
Administrative Law Judge

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